Exhibit 99.2

Raytech Holding Limited Announces Closing of $6 Million Initial Public Offering

Hong Kong, May 17, 2024 (GLOBE NEWSWIRE) -- Raytech Holding Limited (the “Company” or “RAY”), a Hong Kong-headquartered company specializing in design, sourcing and wholesale of personal care electrical appliances for international brand owners, today announced the closing of its initial public offering (the "Offering") of 1,500,000 ordinary shares (the "Ordinary Shares") at an initial public offering price of $4 per share for total gross proceeds of $6,000,000, before deducting underwriting discounts and other offering expenses. The Offering closed on May 17, 2024, and the Ordinary Shares began trading on Nasdaq Capital Market on May 15, 2024, under the ticker symbol "RAY". The Company has granted the underwriters, an option, within 45 days from the closing date of the Offering, to purchase up to an additional 225,000 Ordinary Shares at the initial public offering price, less underwriting discounts, to cover the over-allotments, if any.

The Offering was conducted on a firm commitment basis. Revere Securities LLC, acted as the representative of the underwriters, R.F. Lafferty & Co., Inc. acted as the joint book runner, and Dominari Securities LLC acted as co-manager, (the “Underwriters”) for the Offering. Robinson & Cole LLP acted as U.S. counsel to the Company, and Hunter Taubman Fischer & Li LLC acted as U.S. counsel to the Underwriters, in connection with the Offering.

The Company intends to use the proceeds from this Offering for 1) brand promotion and marketing (25%); 2) recruitment of talented personnel (25%); 3) strategic investments and acquisitions (25%); and 4) general working capital (25%).

A registration statement on Form F-1 (File No. 333-275197) relating to the Offering, as amended, has been filed with the U.S. Securities and Exchange Commission (the "SEC") and was declared effective by the SEC on May 13, 2024. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, when available, from Revere Securities LLC by email at info@reveresecurities.com or via standard mail to Revere Securities LLC, 560 Lexington Avenue 16Fl, NY, NY 10022. In addition, a copy of the final prospectus can also be obtained via the SEC's website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Raytech Holding Limited

Raytech Holding Limited is a Hong Kong-headquartered company with over 10 years of experience in the personal care electrical appliance industry. Through its operating subsidiary in Hong Kong, it sources and wholesales a diverse range of personal care electrical appliances ranging from hair styling, tooling, trimmer, eyelash curler, neck care, to nail care and other body and facial care appliances for international brand owners, providing integrated product design, production processing, and manufacturing solutions. For more information please visit: https://www.raytech.com.hk/; https://ir.raytech.com.hk/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriters

Revere Securities LLC
560 Lexington Ave, 16th Floor,
New York, NY10022
(212) 688-2350
contact@reveresecurities.com

R.F. Lafferty & Co., Inc.
40 Wall Street, 29th Floor
New York, NY 10005
(212) 293-9090
offerings@rflafferty.com

Investor Relations

WFS Investor Relations Inc.
Janice Wang, Managing Partner
Email: services@wealthfsllc.com
Phone: +86 13811768599
+1 628 283 9214

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